RENEWAL OF CAUTIONARY ANNOUNCEMENT AND MARKET UPDATE

June 14, 2012, Johannesburg, South Africa - Shareholders of Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSXV: ATL; NYSE MKT: ATL; JSE: ATL) are referred to the announcements released on 2 February 2012 and 3 May 2012, respectively, relating to the agreement of the key terms in respect of a transaction to restructure, recapitalise and refinance Atlatsa and the Bokoni group of companies (“Bokoni group”) (the “Transaction”).

Shareholders are advised that the parties are still in the process of completing definitive transaction agreements.

Once all definitive transaction agreements have been finalised the Company will publish the financial effects of the transaction and post its circular to shareholders seeking necessary approvals for implementation of the restructure plan.

A further announcement will be released on the Securities Exchange News Service, filed on SEDAR and EDGAR, and published in the South African press, as soon as the financial effects have been finalised, and the definitive transaction agreements have been executed.

For further information:
	Russell and Associates	Macquarie First South Capital
On behalf of Atlatsa Resources
	Charmane Russell	Anerie Britz / Yvette Labuschagne / Melanie de Nysschen
Joel Kesler, Chief Commercial Officer
	Office: +27 11 880 3924	Office: +27 11 583 2000
Office: +27 11 779 6800
Mobile: +27 82 3725816
Mobile: +27 82 454 5556

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.